Exhibit 99.2

012 SMILE.COMMUNICATIONS LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned hereby appoint(s) Doron Turgeman and Ami Barlev, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of 012 Smile.Communications Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on March 16, 2010 at 11:00 a.m. (Israel time) at the offices of the Eurocom Group, 2 Dov Friedman Street, Ramat Gan 52503, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST (AS DESCRIBED IN ITEM 3A AND THE PROXY STATEMENT) IN PROPOSAL 3 YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSAL 3. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN PROPOSAL 3 WHETHER YOU VOTE FOR OR AGAINST PROPOSAL 3. IF NO DIRECTION IS GIVEN, THIS PROXY WILL NOT BE VOTED FOR PROPOSAL 3 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

012 SMlLE.COMMUNICATIONS LTD.

March 16, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

ê	Please detach along perforated line and mail in the envelope provided.	ê

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	To approve an amendment to the Company’s Articles of Association to change the Company’s name to “B Communications Ltd.” or any similar name approved by the Israeli Registrar of Companies.	☐	☐	☐
2.
To approve certain amendments to the Company’s Articles of Association to comply with the regulatory framework to which it will be subject following its acquisition of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ).

			☐	☐	☐
	3.	To approve a proposed private offering of the Company’s ordinary shares in Israel in which its controlling shareholder, Internet Gold - Golden Lines Ltd., will participate.	☐	☐	☐
			YES	NO
	3A.	Do you have a “personal interest” in Item 3? If you are an affiliate of the Eurocom Group or Internet Gold - Golden Lines Ltd., you are deemed to have a “personal interest” in Item 3.	☐	☐
The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.